UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Important Notice of the Company Management

1.	Title : Execution of the power purchase agreement for Saudi Arabia Rumah 1 and Nairyah 1 gas combined cycle power plant projects

2.	Details

•

On November 28, 2024, the project companies (Remal Energy Company, Naseem Energy Company) involving KEPCO and the procurer Saudi Power Procurement Company (“SPPC”) executed the power purchase agreement and the project development agreement.

3.	Date of Confirmation: November 28, 2024

4.	Other matters to be factored into investment decisions

•	This Form 6-K is a confirmation report regarding the report “Response to inquiry relating to press reports (undetermined)” filed on November 21, 2024.

•	The key details of the agreement are as follows:

①	Power Purchase Agreement for Saudi Arabia Rumah 1 and Nairyah 1 gas combined cycle power plant projects

a.	Contracting Parties: SPPC « Remal Energy Company / Naseem Energy Company

b.	Contract Period : November 28, 2024 to May 31, 2053 (scheduled)

c.	Key Details : Electricity sales and payment during the project period

d.	Contract Terms

-	Revenue under the contract:

i.	Total revenue for Rumah 1 Project : USD 4,915 million

(KEPCO’s equity share : USD 1,474 million)

ii.	Total revenue for Nairyah 1 Project : USD 5,002 million

(KEPCO’s equity share : USD 1,500 million)

e.	Sales and Supply Regions : Saudi Arabia Rumah and Nairyah

f.	Contract Execution Date : November 28, 2024

②	Project Development Agreement

a.	Contracting Parties: SPPC « Project Owners (KEPCO, ACWA Power, SEC)

b.	Contract Period : November 28, 2024 to May 31, 2053 (scheduled)

c.	Key Details : Obligations of the project owners to implement the project development agreement, including the establishment of the project company

d.	Contract Execution Date : November 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Chang, Nam-yeon
Name:	Chang, Nam-yeon
Title:	Head of Finance & IR Team

Date: November 29, 2024